Exhibit 99.(h)(4)

STANDARD & POOR’S

MASTER INDEX LICENSE AGREEMENT

This AGREEMENT, entered into as of the Effective Date, as set forth below, is made by and between STANDARD & POOR’S, a division of The McGraw-Hill Companies, Inc., a New York corporation (“S&P”) whose principal office is located at 55 Water Street, New York, New York 10041; and

LICENSEE NAME:	Allstate Financial Investment Trust on behalf of the Allstate Large Cap Index Fund (“Licensee”)

STREET ADDRESS:

CITY, STATE, ZIP CODE:

TYPE OF ENTITY/ PLACE OF FORMATION:	Delaware Statutory Trust

EFFECTIVE DATE:

WHEREAS, S&P compiles, calculates, maintains and owns rights in and to certain indices  and/or  has obtained a license from certain  third party licensors authorizing S&P either to compile, calculate, maintain and/or disseminate certain indices and license the use of such indices to third parties as provided hereunder (each an “Index” and collectively the “Indices”); and

WHEREAS, S&P uses in commerce and has trade name and trademark rights to designations  in connection with the  Indices  and/or S&P has obtained a license from its third party licensors, each of which use in commerce and own trade name and trademark rights to designations in connection with the Indices  (such designations referred to herein as the “Mark(s)”) authorizing S&P to use the Marks in the name of the corresponding Index or Indices and to license the Marks to third parties in connection with the Indices; and

WHEREAS, Licensee wishes to license the use of the Indices and the Marks as provided herein for Licensee’s legitimate business purposes as permitted hereunder.

NOW, THEREFORE, in consideration of the mutual promises herein contained, it is agreed as follows:

1.             LICENSE GRANT.  Subject to the terms and conditions of this Agreement and the applicable Order Schedule (as defined in Section 2 below), S&P hereby grants to Licensee a non-exclusive, limited and non-transferable license (i) to use the Indices specified in the applicable Order Schedule as a component of Licensee’s product or products specified in the applicable Order Schedule (referred to herein as “Product(s)”) to be issued, entered into, written, sold and/or purchased by Licensee and (ii) to use and refer to the Marks specified in the applicable Order Schedule in connection with the distribution, marketing and promotion of the Product(s) and in connection with making such disclosure about the Product(s) as Licensee deems necessary or desirable under any applicable laws, rules, regulations or provisions of this Agreement, but, in each case, only to the extent necessary to indicate the source of the Index. Any rights not expressly granted herein are hereby reserved by S&P.

2.             ORDER SCHEDULES.

A.            Neither Licensee nor any of its Affiliates (as defined in Subsection 2(B) below) shall have access to or use of any of the Indices and/or Marks unless such entity enters into an Order Schedule as set forth herein. The use of an Index and any Marks with respect to a Product is subject to additional uses and restrictions as set forth in the Order Schedule for that Product.  Licensee may use the Indices and/or the Marks in connection with additional Products if S&P and Licensee each execute additional Order Schedules to this Agreement.   When executed by Licensee and S&P, each Order Schedule shall constitute a separate agreement and, except for any provisions herein that are specifically excluded or modified in such Order Schedule, shall incorporate therein the terms and conditions of this Agreement.  In the event of any conflict between the terms of this Agreement and the terms of any Order Schedule, the terms of the Order Schedule shall prevail with respect to that Order Schedule only.  Except as may be specifically provided for in writing by authorized representatives of each party, any modifications contained in any Order Schedule shall not modify this Agreement with respect to any other Order Schedule.

B.            An Affiliate of Licensee may, upon mutual consent of the parties, enter into Order Schedules under this Agreement, which Order Schedules shall govern such Affiliate’s use of any Indices and/or Marks under this Agreement.  For purposes of this Agreement, an “Affiliate” shall mean an entity either directly or indirectly Controlled by, Controlling or under common Control with the entity named as Licensee above. “Control” means an equity voting interest of more than fifty percent (50%) or the sole power to direct or cause the direction of the management or policies of the entity, whether through the ability to exercise voting power, by contract or otherwise.

3.             TERM AND TERMINATION.

A.            This Agreement shall commence as of the Effective Date and shall continue in effect thereafter for as long as any Order Schedule entered into pursuant to this Agreement remains in effect.  Unless otherwise specified in the Order Schedule, (i) the term of each Order Schedule shall commence on the Commencement Date as specified in the applicable Order Schedule and shall continue for the duration of the initial term as specified therein (the “Initial Term”), and (ii) following the Initial Term, each Order Schedule shall automatically renew for successive one (1) year terms (each a “Renewal Term”) (the Initial Term and Renewal Term(s), together the “Term”) unless either party notifies the other in writing of its decision not to extend the term of the applicable Order Schedule at least thirty (30) days prior to the expiration of the Term then in effect.

B.            Either party may terminate any Order Schedule by giving (60) days prior written notice to the other party if the terminating party believes in good faith that material damage or harm is threatened or occurring to its reputation or goodwill by reason of its continued performance thereunder; provided, however, that such termination shall not take effect if the condition threatening or causing such damage or harm is corrected within such notice period.

C.            In the event of any breach of the material terms or conditions of this Agreement or any Order Schedule by either party, the other party may terminate the applicable Order Schedule by giving thirty (30) days prior written notice thereof;

provided, however, that such termination shall not take effect if the party in breach cures or corrects the breach within such notice period.

D.            Either party may terminate any or all Order Schedules immediately upon written notice to the other if the other party is adjudicated as bankrupt or if a petition in bankruptcy is filed by or against the other party or if the other party makes an assignment for the benefit of creditors or an arrangement pursuant to any bankruptcy act or insolvency laws.

E.             During the Term of the applicable Order Schedule, S&P shall inform Licensee promptly upon any termination of S&P’s right to license the Indices or Marks of any third party licensor; and in such event the parties shall modify the Order Schedule accordingly and Licensee’s right to such Index or Marks shall terminate without liability to S&P.

F.             S&P shall inform Licensee of any change in any Mark during the term of any Order Schedule pursuant to which Licensee licenses such changed Mark.  In such event, Licensee shall have sixty (60) days from receipt of such written notice to change the name of the applicable Product, update all Product literature and comply with other requirements in connection therewith.  Should Licensee fail to do so within such sixty (60) day period, S&P shall have the right to terminate the applicable Order Schedule.

G.            S&P shall have the right, in its sole discretion, to cease creation, compilation and publication of any S&P Index and S&P shall be under no obligation to offer a replacement or substitute index.  In such event, S&P shall give Licensee at least ninety (90) days written notice prior to such discontinuance, which notice shall specify whether a replacement or substitute index will be made available.  In the event that Licensee desires to use such offered replacement or substitute index under the terms of this Agreement and the applicable Order Schedule, it shall so notify S&P in writing within sixty (60) days after receiving such written notice from S&P. In the event that Licensee does not provide S&P with such written notice within the specified time period or no substitute or replacement index is made available, the applicable Order Schedule shall be terminated as of the date specified in the S&P notice.

H.            Licensee may terminate the applicable Order Schedule upon ninety (90) days prior written notice to S&P if (i) Licensee is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in Licensee’s reasonable judgment materially impairs Licensee’s ability to market and/or promote the Product; (ii) any material litigation or regulatory proceeding regarding the Product is threatened or commenced; or (iii) Licensee elects to terminate the public offering or other distribution of the Product, as may be applicable.

I.              S&P may terminate the applicable Order Schedule upon ninety (90) days (or upon such lesser period of time if required pursuant to a court order) prior written notice to Licensee if (i) S&P is informed of the final adoption of any legislation or regulation or the issuance of any interpretation that in S&P’s reasonable judgment materially impairs S&P’s ability to license and provide the Index and/or the Marks under this Agreement and the applicable Order Schedule in connection with a Product; or (ii) any litigation or proceeding is threatened or commenced and S&P reasonably believes that such litigation or proceeding would have a material and adverse effect upon the Index and/or Marks or upon the ability of S&P to perform under this Agreement or the applicable Order Schedule.

J.             In the event of termination of any Order Schedule(s) under this Agreement, fees payable to S&P thereunder shall be computed based on the number of days remaining in the then-current Term, up to and including the date of expiration of such Term; except in the event Licensee terminates pursuant to Subsection 3(C) or S&P terminates pursuant to Subsections 3(E), 3(F) and/or 3(G) hereunder, in which case, applicable fees payable to S&P shall be computed by prorating the amount of the applicable fees on the basis of the number of elapsed days in the current Term up to and including the effective date of such termination. The foregoing is in addition to any and all rights S&P may have under this agreement, in law or in equity.

K.            Upon termination of any Order Schedule(s) by either party, Licensee shall cease all use of the Index and the Marks affected thereby and Licensee shall not issue any additional Products that attempt to use or refer to any Index or Marks. At S&P’s request, Licensee shall certify to S&P in writing that Licensee has fully complied with this requirement.

L.             Upon termination of all the Order Schedules, this Agreement shall automatically terminate.

4.             FEES/PAYMENTS.

A.            As consideration for the license granted by S&P under this Agreement, Licensee shall pay the fees as set forth in the applicable Order Schedule commencing on the Commencement Date (unless otherwise set forth therein).  All fees due to S&P hereunder are exclusive of any taxes or delivery costs, which shall be the responsibility of Licensee.  Such fees shall be due and payable by Licensee to S&P regardless of whether Licensee exercises the license described in Section 1 of this Agreement.

B.            Licensee shall at all times during the term of this Agreement and for as long as any Product(s) are outstanding, maintain full and accurate records (including applicable data in electronic format) with respect to usage of the Indices and Marks for the most recent thirty-six (36) months.  During the term of this Agreement and for a two (2) year period after termination of the applicable Order Schedule or any Product described therein, S&P shall have the right, during normal business hours and upon reasonable notice to Licensee, to (i) audit and review relevant portions of those records and (ii) audit the manner of usage of the Indices and Marks by Licensee, in each case to confirm that usage has been accurately determined and restrictions on use have been observed.  S&P’s failure to conduct an audit pursuant to this Subsection 4(B) shall not relieve Licensee from its responsibilities to comply fully with the terms and conditions of this Agreement and all Order Schedules.  Licensee agrees to permit S&P or its representatives to periodically inspect, at Licensee’s location(s) and during reasonable hours and at reasonable intervals, any network or platform on or by which any portion of the Indices or Marks are accessed for purposes of establishing compliance with the terms of this Agreement. S&P agrees to keep, and shall require its auditors to keep confidential, and not to use or disseminate, any information obtained in connection with the audit or review pursuant to this Subsection 4(B).  The costs of such audit shall be borne by S&P unless such audit reveals an underpayment by Licensee of five percent (5%) or more of fees due under an Order Schedule; in such case, Licensee shall reimburse S&P for its reasonable costs and expenses in conducting such audit.

C.            If any fees paid to S&P hereunder are subject to withholding taxes by a country other than the country of tax residence of S&P (“Home Country”), Licensee shall provide to S&P an original receipt from the tax authorities of such foreign country evidencing the amount of tax withheld.  Such receipt shall be furnished at the time such fee is paid to S&P or as soon thereafter as is practicable. If S&P is denied a foreign tax credit due to the failure of Licensee to provide satisfactory evidence of the amount withheld, Licensee shall pay to S&P an amount sufficient to compensate, on an after tax basis, for the credit denied.  If a tax treaty exists between the Home Country and the foreign country that is subjecting the fees to withholding taxes, S&P hereby elects to apply the withholding rate applicable under such tax treaty.  If Licensee requires a special certificate from S&P to make the election, the certificate must be provided to S&P at the time of execution of this Agreement or the applicable Order Schedule.

5.             S&P’S OBLIGATIONS.

A.            S&P shall not and is in no way obliged to engage in any marketing or promotional activities in connection with the Product or in making any representation or statement to investors or prospective investors in connection with the promotion by Licensee of the Product.

B.            S&P agrees to provide reasonable support for Licensee’s development and educational efforts with respect to the Product as follows: (i) S&P shall provide Licensee, upon request, but subject to any agreements of confidentiality with respect thereto, copies of the results of any marketing research conducted by or on behalf of S&P with respect to the Index; and (ii) S&P shall respond in a timely fashion to any reasonable requests for information by Licensee regarding the Index, but subject to any agreements of confidentiality with respect thereto.

6.             INFORMATIONAL REVIEW.    Licensee shall use commercially reasonable efforts to protect the goodwill and reputation of S&P and of the Marks in connection with its use of the Index and the Marks under this Agreement and any Order Schedule.  Licensee shall submit to S&P for its review and approval all informational materials pertaining to and to be used in connection with the Product, including, where applicable, all prospectuses, plans, registration statements, application forms, contracts, videos, internet sites, electronic commerce, advertisements, brochures and promotions and any other similar informational materials (including documents required to be filed with governmental or regulatory agencies) that in any way use or refer to S&P, any Index, or any  Marks (the “Informational Materials”).  S&P’s approval shall be required with respect to the use of and description of S&P, any Index or any Marks and shall not be unreasonably withheld or delayed by S&P. Specifically, S&P shall notify Licensee of its approval or disapproval of any Informational Materials within the time frame specified in the applicable Order Schedule following receipt thereof from Licensee. Any disapproval shall indicate S&P’s reasons therefore. Any failure by S&P to respond within such time frame specified in the applicable Order Schedule shall be deemed to constitute a waiver of S&P’s right to review such Informational Materials. Informational Materials shall be addressed to S&P as set forth in the applicable Order Schedule. Once Informational Materials have been approved by S&P, subsequent Informational Materials which do not materially alter the use or description of S&P, the Index, or the Marks need not be submitted for review and approval by S&P.

7.             PROTECTION OF VALUE OF LICENSE.

A.            Licensee shall cooperate with S&P in the maintenance of rights and registrations in the Marks and shall take such actions and execute such instruments as S&P may from time to time reasonably request, and shall use the following notice when referring to any Index or any Mark (as set forth in the applicable Order Schedule) in any Informational Material:

“[Insert S&P Marks] are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by [insert Licensee].   “[Insert third party licensor Marks] are trademarks of the [insert third party licensor] and have been licensed for use by Standard & Poor’s.  The Product is not sponsored, endorsed, sold or promoted by Standard & Poor’s or the [insert third party licensor] and neither Standard & Poor’s nor the [insert third party licensor] make any representation regarding the advisability of investing in the Product.”

Licensee may use other language as may be approved in advance by S&P in accordance with Section 6, it being understood that such notice need only refer to the specific Marks listed on the applicable Order Schedules and referred to in the Informational Materials.

B.            Licensee shall honor all reasonable requests by S&P, other than a request to engage as a party in litigation, to perfect and protect, at S&P’s expense, any of S&P’s, The McGraw-Hill Companies, Inc.’s or any third party licensor’s rights in the Indices and Marks, including but not limited to, rights in copyright and/or trademark. Licensee shall promptly notify S&P of any action by any third party known or suspected by Licensee to constitute an infringement of S&P’s or any third party licensor’s proprietary rights in the Indices and Marks and shall cooperate with S&P in protecting such rights as provided hereunder.

C.            Licensee shall not encourage or participate in the unauthorized use of any Index or Mark, nor knowingly develop or market any Product with the intention that such Product shall be used unlawfully to violate the terms of this Agreement.  Licensee shall keep the Marks separate and distinct and not alter, modify, or commingle the Marks or any part or parts thereof with Licensee’s or any third party’s marks without the prior written approval of S&P.

8.             PROPRIETARY RIGHTS.

A.            Licensee acknowledges that each Index is selected, coordinated, arranged and prepared by S&P and/or any of its third party licensors through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by S&P and such third party licensors, and Licensee acknowledges that it has no proprietary interest therein. Licensee also acknowledges that the Indices and the Marks are the exclusive property of S&P or any third party licensors, that S&P and its third party licensors have and retain all proprietary rights therein (including but not limited to copyrights) and that the Index and its compilation and composition and changes therein are in the control and discretion of S&P and its third party licensors.

B.            Licensee acknowledges that S&P, or its third party licensors, is the owner of all right, title and interest in an to the Marks and the goodwill appurtenant thereto.  Licensee shall not use or authorize any other party to use the Marks or any confusingly similar designation, trademark, service mark or tradename anywhere in the world for any purposes whatsoever other than as permitted in this Agreement.  Licensee shall not contest S&P’s, or its third party licensor’s, ownership of the Marks.  Licensee shall not (i) assert any claim of ownership of, or any claim to, any goodwill or reputation associated with the Marks by reason of Licensee’s licensed use thereof hereunder; (ii) assert any claim that there has been any abrogation or diminution of the value of the

Marks resulting from the transactions contemplated by this Agreement; or (iii) register or seek to register any of the Marks.  Any and all uses of the Marks will inure to the benefit of S&P, or its third party licensors, as appropriate.

9.            DISCLAIMERS; LIMITATION OF LIABILITY.

A.          S&P represents and warrants that S&P has the right to grant the rights granted to Licensee herein and that, subject to the terms and conditions of this Agreement and the applicable Order Schedule, the licenses granted herein shall not infringe any trademark, copyright or other proprietary right of any person not a party to this Agreement.

B.           Licensee agrees expressly to be bound itself by and furthermore to include all of the following disclaimer and limitation language in the Informational Materials relating to the Product(s) and upon request, shall furnish a copy or copies thereof  to S&P:

“The [insert Product] is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) or its third party licensors.  Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the [insert Product] or any member of the public regarding the advisability of investing in securities generally or in the [insert Product] particularly or the ability of the [insert  Index] to track general stock market performance. S&P’s and its third party licensor’s only relationship to [insert Licensee] is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the [insert Index] which is determined, composed and calculated by S&P or its third party licensors without regard to [insert Licensee]  or [insert Product]. S&P and its third party licensors have no obligation to take the needs of [insert Licensee] or the owners of the [insert Product] into consideration in determining, composing or calculating the [insert Index]. Neither S&P nor its third party licensors is  responsible for and has not participated in the determination of the prices and amount of the [insert Product] or the timing of the issuance or sale of the [insert Product] or in the determination or calculation of the equation by which the [insert Product] is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the [insert Product].

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The [insert S&P Marks] are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by [insert Licensee].  The [insert third party licensor Marks] are trademarks of the [insert third party licensor] and have been licensed for use by S&P.”

 Any changes in the foregoing disclaimers and limitations must be approved in advance in writing by an authorized officer of S&P.

C.           Each party represents and warrants to the other that it has the authority to enter into this Agreement and Order Schedule according to its terms and that its entry into this Agreement is lawful and does not violate any other agreement to which it is a party.

D.           Licensee represents and warrants to S&P that the Product(s) shall (i) at all times comply with the description in the applicable Order Schedule and shall not violate any of the restrictions set forth therein; and (ii) not violate any applicable law, including but not limited to banking, commodities and securities laws.

E.            Notwithstanding anything to the contrary in this Agreement, in no event whatsoever shall either party be liable for any indirect, special, incidental, punitive or consequential damages, including but not limited to, loss of profits, trading losses, lost time or goodwill, even if they have been advised of the possibility of such damages, whether in contract, tort, strict liability or otherwise.  S&P shall not be liable (except as expressly provided in Subsection 10(B) below) for any claims against Licensee by third parties. Without diminishing the disclaimers and limitations set forth in Subsection 9(B), in no event shall the maximum cumulative liability of S&P, its affiliates, and their third party licensors in connection with the Indices or Marks and/or this Agreement or any Order Schedule, regardless of the form of action, whether in contract, tort, strict liability or otherwise, exceed the fees paid by Licensee to S&P under the applicable Order Schedule for the Product in question in the month such liability is alleged to have arisen.

F.             No action, regardless of form, arising from or pertaining to the Indices or Marks, may be brought by Licensee more than one (1) year after such action has accrued.

G.            Use of any marks by Licensee in connection with its Product (including in the name of such Product) which are not the Marks is at Licensee’s sole risk.

10.           INDEMNIFICATION.

A.            Licensee, at its sole cost and expense, shall defend, indemnify and hold S&P, its affiliates and their officers, directors, employees and agents harmless from and against all losses, damages, liabilities, costs, judgments, charges and expenses, including reasonable attorney’s fees that arises out of or relates to:  (i) this Agreement, except insofar as it relates to a breach by S&P of its representations or warranties, agreements or covenants under this Agreement or any Order Schedule or (ii) the Product(s).

B.            S&P, at its sole cost and expense, shall defend, indemnify and hold Licensee and its officers, directors, employees and agents harmless from and against all losses, damages, liabilities, costs, judgments, charges and expenses, including reasonable attorneys’ fees, directly incurred by Licensee relating to any breach by S&P of its representations or warranties under this Agreement.

C.            The indemnification obligations contained in this Section 10 shall be subject to the party requesting indemnification (i) promptly notifying the other party of any claim or litigation that is subject to such indemnification obligation and (ii) permitting the indemnifying party, at its election, to control the defense and/or (with the prior written consent of the indemnified party) settlement of any such claim or litigation.  The party requesting indemnification shall have the right, at its own expense, to participate in the defense of any such claim or litigation through counsel of its own choosing, and shall in any event cooperate reasonably with the indemnifying party in the defense of such claim or litigation. The indemnifying party, in the defense of any such claim, action or proceeding except with the written consent of the indemnified party, shall not consent to entry of any judgment or enter into any settlement which either (a) does not include, as an unconditional term, the grant by the claimant to the indemnified party of a release of all liabilities in respect of such claims or (b) otherwise adversely affects the rights of the indemnified party.

11.           SUSPENSION OF PERFORMANCE.  Except for Licensee’s payment obligations, neither party shall be responsible or liable for any losses arising out of any delay in or interruption of the performance of its obligations under this Agreement and each Order Schedule due to any act of God, act of governmental authority, act of the public enemy or due to war or terrorism, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, or other work stoppage or slow down), severe or adverse weather conditions, communications line failure, or other similar cause beyond the reasonable control of the party so affected at the time such causes arise.

12.           GENERAL.

A.            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, U.S.A., without giving effect to its rules of conflict of laws.  Licensee agrees to the exclusive jurisdiction of the state and federal courts sitting in New York, New York, U.S.A. for the resolution of any disputes arising from or related to this Agreement.

B.            Assignment.  This Agreement, including any Order Schedule, shall not be assigned or transferred by Licensee without the prior written consent of S&P, and any attempt to so assign or transfer this Agreement without such consent shall be null and void and constitute a material default hereunder.  In addition to and notwithstanding the foregoing, if the ownership of Licensee at any time shall pass out of the majority control of its then current owners by sale of stock or assets, merger or otherwise, Licensee shall give S&P written notice not fewer than thirty (30) days prior to the effective date of any change of control.  S&P shall have the right to terminate any or all Order Schedules by providing written notice to Licensee within thirty (30) days following receipt of such notice of change of control.  If S&P does not elect to terminate any or all Order Schedules, the new owners of Licensee shall assume all of Licensee’s obligations under this Agreement and the applicable Order Schedule(s) and shall be responsible for adhering to all of the terms and conditions thereof.

C.            Confidential Information.  The parties understand and agree that in the performance of this Agreement each party may have access to Confidential Information of the other party.  For purposes of this Agreement, “Confidential Information” shall mean information or data (i) that is labeled or identified clearly as confidential by the disclosing party; or (ii) in respect of which the receiving party has received from the disclosing party specific written notice of its proprietary and confidential nature, either prior to or concurrently with the disclosure.  Neither party shall disclose, directly or indirectly, in whole or in part, to any third person, firm or corporation, any Confidential Information which it receives from the other party, except that any such information may be disclosed to a party’s employees, agents or advisors (i) to the extent that party reasonably determines such disclosure to be necessary for the performance of such party’s obligation hereunder; and (ii) provided that the receiving party is under the same obligations of confidentiality as are set out in this Subsection 12(C).  Neither party shall use the Confidential Information for its own benefit, or copy or reproduce the Confidential Information, except as reasonably determined is necessary to perform its obligations under this Agreement or any Order Schedule.  Each party shall use the same degree of care in safeguarding the Confidential Information as it uses for its own confidential and proprietary information, but not less than a reasonable degree of care.  Notwithstanding, information and data disclosed shall not be deemed to be Confidential Information, and the receiving party shall have no obligation to treat such information and data as Confidential Information, if such information and data: (i) was substantially known by the receiving party at the time of such disclosure; (ii) was known to the public at the time of such disclosure; (iii) becomes known to the public (other than by act of the receiving party) subsequent to such disclosure; (iv) is disclosed lawfully to the receiving party by a third party subsequent to the disclosure; (v) is developed independently by the receiving party without reference to the Confidential Information; (vi) is approved in writing by the disclosing party for disclosure; or (vii) is required by law to be disclosed by the receiving party, provided prior written notice of such required disclosure is given to the disclosing party.  Upon request by the disclosing party or upon termination of this Agreement (or the applicable Order Schedule), the receiving party shall return to the disclosing party all copies of the Confidential Information or other materials incorporating Confidential Information in the possession of its employees, agents or advisors or, if so instructed by the disclosing party, the receiving party shall destroy all such copies, except that the parties shall be permitted to retain copies of the Confidential Information solely for the purposes of complying with regulatory record keeping requirements.

D.            Entire Agreement.  This Agreement and each Order Schedule constitutes the entire agreement of the parties hereto with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both parties.  This Agreement and each Order Schedule supersede all previous agreements between the parties with respect to its subject matter.  There are no oral or written collateral representations, agreements or understandings except as provided herein.

E.             Headings.  Headings used in this Agreement are for reference purposes only and shall not be deemed a part of this Agreement.

F.             Waiver.  The failure of a party to insist upon strict compliance with any term or provision of this Agreement and Order Schedule on any occasion shall not be construed as a waiver with regard to any subsequent failure to comply with such term or provision.  No provision of this Agreement or any Order Schedule shall be waived except by a written instrument signed by the party charged with the waiver.

G.            Severability.  If any part of this Agreement or any Order Schedule is held by a court of competent jurisdiction to be invalid or unenforceable, that part will be enforced to the maximum extent permitted by law, and the remainder of this Agreement including the applicable Order Schedule will remain fully in force.

H.            Third Party Licensors.  Licensee agrees that any third-party licensor of any portion of the Indices or Marks may enforce its rights against Licensee as an intended third party beneficiary of this Agreement and applicable Order Schedule, even though such licensor is not a party to this Agreement and such Order Schedule.

I.              Effect of Breach. No breach, default or threatened breach of this Agreement and any Order Schedule by either party shall relieve the other party of its obligations or liabilities under this Agreement and such Order Schedule with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement and Order Schedule.

J.             Notice. Except as set forth in Section 6 hereof with respect to Informational Materials, all notices and other communications under this Agreement and each Order Schedule shall be in writing and shall be deemed to have been duly delivered, as of the date received, if delivered by hand, or sent postage prepaid by registered mail or certified mail return receipt requested, with acknowledgment by the receiving party, to the below address or such other address as either party shall specify in a written notice to the other.

If to S&P: S&P	Contact as indicated on each Order Schedule, with a copy to:
Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.
55 Water Street, New York, New York 10041
Attention: Global Licensing & Contracts

and a required copy to:

The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas, New York, New York 10020
Attention: General Counsel

If to Licensee:	Allstate Financial Investment Trust
INSERT ADDRESS

And a required copy to:
Allstate Insurance Company
2775 Sanders Road, Suite A2, Northbrook IL 60062
Attn: The Corporate Governance and Business Transactions Division of the Law and Regulation Department

K.            Survival. Sections 3(J), 3(K), 4, 8, 9, 10 and 12 shall survive any termination of this Agreement or any Order Schedule.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

STANDARD & POOR’S, a division of The McGraw-Hill Companies, Inc.

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Title:	Title:
Date:	Date: